PGD Eco Solutions, Inc.

7306 Skyview Ave.

New Port Richey, FL 34653

August 23, 2023

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: PGD Eco Solutions, Inc.

Offering Statement on Form 1-A

Filed July 21, 2023

File No. 024-11852

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of July 21, 2023. PGD Eco Solutions, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of July 26, 2023, the Company responds as follows:

Post-qualification Amendment No. 4 to Form 1-A

Item 4. Summary Information Regarding the Offering, page 1

1.	We note you disclosed $140,500 as the portion attributable to securities offered within the last twelve months, although Item 6 indicates that you sold 1,605,000 shares at $0.10 per share, which would yield $160,500. Please revise or advise.

RESPONSE: This response was revised. There were 200,000 shares issued restricted under rule 144 via private placement.

General

2.	We note your revised disclosure on page 3 in response to prior comment 1. Please further revise to clarify that you are offering a total of 50,000,000 shares of common stock by (i) clearly disclosing that you have sold 1,605,000 shares in the offering as of the date of your offering circular and (ii) removing the reference "before this offering" in reference to the number of outstanding shares (as this creates the implication that you are offering 50,000,000 shares in addition to the 1,605,000 shares previously sold, which is not consistent with your Form 1-A)

RESPONSE: Please see revision to Page 3.

3.	We note your response to prior comment 4 and reissue it in part. Please revise the related party transactions section to disclose information as of the most reasonably practicable date.

RESPONSE: SemiAnnual financials filed on 8/23/23. These financials contain updated information for related parties through June 30 2023.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ Paul Ogorek

CEO